UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2007

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Lisbon, May 11th 2007

Reuters:       EDPP.IN / EDP.N

Bloomberg: EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Miguel Viana, Head of IR

Elisabete Ferreira

Ricardo Farinha

Noélia Rocha

Phone +351 210012834

Fax: +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

IMPUTATION TO SONATRACH OF 27,559% OF VOTING RIGHTS

In accordance with article 17 of the Portuguese Securities Code and article 2 of the CMVM Regulation no. 04/2004, EDP - Energias de Portugal, S.A. (“EDP”) hereby informs the following:

Société Nacionale pour la Recherche, la Production, le Transport, la Transformation et la Commercialisation des Hydrocarbures (“Sonatrach”), pursuant to articles 16 and 19, no. 1 of the Portuguese Securities Code, has informed EDP that, according to the understanding transmitted by the CMVM in relation to the effects of a shareholders agreement executed with Parpública - Participações Públicas (SGPS), S.A. and Caixa Geral de Depósitos, S.A., the voting rights corresponding to the stakes held by these two shareholders, which represent 20,54% and 4,98% of the voting rights in EDP, respectively.

As result thereof and in accordance with article 20, no. 1, c) of the Portuguese Securities Code, a total of 27,559% of voting rights in EDP are now imputable to Sonatrach.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 16, 2007

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name: António Luís Guerra Nunes Mexia
Title: Chief Executive Officer